UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-held Company with Authorized Capital

CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

CALL NOTICE FOR

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Linx S.A. (“Company”) are hereby called to the Annual (“AGO”) and Extraordinary (“AGE”) Shareholders’ Meetings and, together with the AGO, the “Meetings” or “AGOE”) to be held on May 27, 2021, at 2:00 p.m., fully remotely using the Microsoft Teams web platform, with the possibility of submitting a Remote Voting Ballot, pursuant to Article 4, paragraph 2, item II, CVM Instruction 481/09 (“ICVM 481”), to resolve on the following agenda:

(a)       Annual Shareholders’ Meeting

(i)	review, discuss and vote on the management accounts and Financial Statements of the Company for the fiscal year ended December 31, 2020, namely: balance sheets, statements of income, added value statements, statements of changes in equity and cash flow statements, and related Notes, the Management Report and the Independent Auditors’ Opinion;
(ii)	resolve on the allocation of the results of the fiscal year ended December 31, 2020, with the partial use of the profit reserves to absorb the loss ascertained in the year; and
(iii)	only in the event that the election of the members of the Company’s Board of Directors is resolved and not approved by the shareholders at the Company’s Extraordinary Shareholders’ Meeting called to be held on April 30, 2021, at 2:00 p.m. (“AGE dated April 30, 2021”), elect the members of the Board of Directors for a term in office until the 2022 Annual Shareholders’ Meeting that approves the management accounts for the fiscal year ending December 31, 2021.

(b)       Extraordinary Shareholders’ Meeting

(i)	approve the granting of up to seventy-five thousand (75,000) deferred shares of Linx, pursuant to the Deferred Shares Plan of the Company, to the Independent Directors of the Company, as consideration for the extraordinary work they have performed regarding the operation engaged with STNE Participações S.A. and the assessment of the competing business combination offer in the period from August to November 2020.

The resolution offer described in item “iii” of the agenda of the Annual Shareholders’ Meeting is subject to resolution and non-approval by the Company’s shareholders at the AGE dated April 30, 2021 of the election of members of the Company’s Board of Directors. In case of failure to install the AGE dated April 30, 2021 due to lack of quorum, please see the paragraph below.

If the AGE dated April 30, 2021 is not installed on the first call due to lack of quorum, the Company’s management shall take the necessary action so that the EGM dated April 30, 2021 is called and held, on a second call, on the same date of the Meetings, of so that the shareholders can resolve on all the topics of the Meetings and the AGE dated April 30, 2021 at once.

If the AGOE resolves on the election of the members of the Board of Directors, the minimum percentage for adoption of the multiple voting process for their election shall be five percent (5%), pursuant to Article 3, CVM Instruction 165/91, and Article 4, CVM Instruction No. 481. In addition, pursuant to paragraph 1, Article 141, Law 6.404/76, the request for adoption of the multiple vote shall be made by the shareholders up to forty-eight (48) hours before the AGOE is held.

Documents Available to the Shareholders: The following is available to shareholders at the Company’s headquarters and on the Web (ri.linx.com.br, www.cvm.gov.br and www.b3.com.br): the Management Manual and Proposal for Annual and Extraordinary Shareholders’ Meetings (“Manual and Proposal”) containing all documentation relevant to the AGOE’S agenda, including, without limitation: (i) management comments on the Company’s financial position, pursuant to Article 9, item III, ICVM 481, and the proposal for the allocation of the loss assessed in the fiscal year ended December 31, 2020, with the partial use of the profit reserves to absorb the loss assessed in the year; (ii) items 12.5 to 12.10 of the Company’s Reference Form, containing the information relating to the candidates appointed by the Management as members of the Board of Directors, pursuant to Article 10, ICVM 481, if the Shareholders’ Meetings resolve on the election of the members of the Board of Directors; and (iii) the Management’s Proposal for the topics submitted to the Shareholders’ Meetings. The officers also inform that the (i) other documents required pursuant to Article 133, Law 6.404, dated December 15, 1976 (“Corporation Law”) are available to the shareholders at the Company’s headquarters; and (ii) the other documents required by Article 9 of ICVM 481, were made available with the financial statements and filed in the CVM EmpresasNet system, on March 19, 2021.

Legitimation and Representation: The shareholders shall attend the AGOE remotely by accessing the Microsoft Teams web platform, using video and audio, in accordance with the Manual and Proposal, which also provides in further detail the documents required for prior accreditation and online attendance, and the electronic address to which the link to access the AGOE shall be sent. Shareholders holding shares issued by the Company and their legal representatives or attorneys-in-fact may attend the AGOE, provided that such shares are registered in their name with the depositary financial institution responsible for the book-entry share service of the Company, as provided for in Article 126 of the Corporation Law. The shareholders shall, in addition to submitting relevant IDs, submit at least two (2) days in advance, in the event of representation by proxy, a duly formalized power of attorney signed by the granting shareholder, as detailed in the Manual and Proposal to be disclosed by the Company and which shall be available on ri.linx.com.br, www.cvm.gov.br and www.b3.com.br. The Bank of New York Mellon, the depositary financial institution of the Company’s ADRs in the United States of America, shall provide the ADR holders with the documents required for due representation at the AGOE, pursuant to terms and procedures, even those regarding proxies, set forth in the “Deposit Agreement” executed with Linx, as applicable. The Company shall also make the remote voting system available for the AGOE, pursuant to ICVM 481, in order to allow the shareholders to exercise their voting rights by filling out and sending remote voting ballots. According to the applicable regulations, the shareholders shall send their respective ballots remotely through their custody agents or to the Company’s share registrar or, also, directly to the Company, according to the guidelines set forth in the Manual and Proposal. In any event, the remote voting ballot shall be received by the Company seven (7) days in advance of the AGOE.

The AGOE shall be recorded, pursuant to Article 21-C, paragraph 1, item III, ICVM 481, and the Company shall not be responsible for connection problems that the accredited attendants may experience, or other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the electronic system with the attendants’ equipment.

São Paulo, April 26, 2021.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer